UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

RPC, Inc.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
749660 10 6
(CUSIP Number)
Robert F. Dow 171 17th Street NW Suite 2100 Atlanta, Georgia 30363-1031 (404) 873-8706
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2014, July 14, 2014, December 5, 2014, December 8, 2014, December 9, 2014, December 10, 2014
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,029,569***
8	Shared Voting Power 145, 841,982*
9	Sole Dispositive Power 1,029,569***
10	Shared Dispositive Power 145,841,982*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,871,551*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 67.2 percent*
14	Type of Reporting Person IN

*
Does not include 251,471** shares of the Company held by his wife.  Includes 129,460,465** shares of the Company held by RFPS Management Company II, L.P. of which RFA Management Company, LLC (“RFA”) is the general partner, and 11,292,525** shares held by RFT Investment Company, LLC (“RFT”).  Also includes 1,035,000** shares held by RFPS Investments II, L.P., of which LOR Investment Company, LLC (“LORIC”) is the general partner.  LOR, Inc. is the manager of RFA and RFT and a voting member of LORIC.  The voting interests of RFA and of LOR, Inc. are held by two revocable trusts, for one of which Mr. Rollins is the grantor and sole trustee.  Also includes 3,377,514** shares of common stock in three trusts of which he is co-trustee and as to which he shares voting and investment power.  Also includes 676,478** shares held indirectly on account of his role in a corporate fiduciary.  Adjusted to reflect the following three-for-two stock splits: effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

**	Mr. Rollins disclaims any beneficial interest in these holdings except to the extent of his pecuniary interest.

***	Also includes 272,250 shares of restricted stock.

.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 4,465,395
8	Shared Voting Power 145,841,982*
9	Sole Dispositive Power 4,465,395
10	Shared Dispositive Power 145,841,982*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 150,307,377*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 68.8 percent*
14	Type of Reporting Person IN

*
Includes 129,460,465** shares of the Company held by RFPS Management Company II, L.P. of which RFA Management Company, LLC (“RFA”) is the general partner, and 11,292,525** shares held by RFT Investment Company, LLC (“RFT”).  Also includes 1,035,000** shares held by RFPS Investments II, L.P. of which LOR Investment Company, LLC (“LORIC”) is the general partner.  LOR, Inc. is the manager of RFA and RFT and a voting member of LORIC.  The voting interests of RFA and of LOR, Inc. are held by two revocable trusts, for one of which Mr. Rollins is the grantor and sole trustee.  Includes 3,377,514** shares of common stock in three trusts of which he is co-trustee and as to which he shares voting and investment power.  Also includes 676,478** shares held indirectly on account of his role in a corporate fiduciary.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

**	Mr. Rollins disclaims any beneficial interest in these holdings except to the extent of his pecuniary interest.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Management Company II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 129,460,465*
8	Shared Voting Power 0
9	Sole Dispositive Power 129,460,465*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,460,465*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.2 percent
14	Type of Reporting Person PN

*
Adjusted to reflect the three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 129,460,465*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 129,460,465*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,460,465*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.2 percent
14	Type of Reporting Person OO

*
Includes 129,460,465 shares held by RFPS Management Company II, L.P. (the “Partnership”).  The reporting person is the general partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the three-for-two stock split(s):  effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Investments II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,035,000
8	Shared Voting Power 129,460,465*
9	Sole Dispositive Power 1,035,000
10	Shared Dispositive Power 129,460,465*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,495,465*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.7 percent
14	Type of Reporting Person PN

*
Includes 129,460,465 shares held by RFPS Management Company II, L.P. (the “Partnership”).  The reporting person is a limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005, October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC, 00, AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 141,787,990*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 141,787,990*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,787,990*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 64.9 percent
14	Type of Reporting Person CO

*
Includes 129,460,465 shares held by RFPS Management Company II, L.P. (the “Partnership”) and 11,292,525 shares held by RFT Investment Company, LLC (“RFT”).  Also includes 1,035,000 shares held by RFPS Investments II, L.P., of which LOR Investment Company, LLC (“LORIC”) is the general partner.  The reporting person is the manager of the general partner of the Partnership, the manager of RFT and a voting member of LORIC.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 130,495,465*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 130,495,465*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,495,465*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.7 percent
14	Type of Reporting Person OO

*
Includes 129,460,465 shares held by RFPS Management Company II, L.P. (the “Partnership”).  The reporting person is the general partner of the limited partner of the Partnership.  Also includes 1,035,000 shares held by RFPS Investments II, L.P. of which the reporting person is the general partner.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005, effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC, AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 11,292,525
8	Shared Voting Power 0
9	Sole Dispositive Power 11,292,525
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,292,525
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.2 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6

Item 1.                      Security and Issuer

This Amendment No. 10 to Schedule 13D relates to the Common Stock, $.10 par value, of RPC, Inc., a Delaware corporation (the “Company”).  The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 13, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, Amendment No. 8 filed on November 20, 2007, and Amendment No. 9 filed on January 25, 2013 (as amended, the “13D”).  The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

Item 2.                      Identity and Background

1.	(a) R. Randall Rollins is a person filing this statement.

(b)           2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)           Chairman of the Board of RPC, Inc., engaged in the business of oil and gas field services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.  Chairman of the Board of Marine Products, Inc., engaged in the business of boat manufacturing.  Chairman of the Board and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)           None.

(e)           None.

(f)           United States.

2.	(a) Gary W. Rollins is a person filing this statement.

(b)           2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)           President and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)           None.

                      (e)           None.

(f)           United States.

CUSIP No. 749660 10 6

3.	(a) RFPS Management Company II, L.P. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited partnership.

(d)           None.

                      (e)           None.

4.	(a) RFA Management Company, LLC is a reporting person filing this statement.

(b)           1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited liability company.

(d)           None.

(e)           None.

5. (a)           RFPS Investments II, L.P. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited partnership.

(d)           None.

                      (e)           None.

6.	(a) LOR, Inc. is a reporting person filing this statement.

(b)           c/o RFA Management Company, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia corporation.

(d)           None.

(e)           None.

7.	(a) LOR Investment Company, LLC is a reporting person filing this statement.

(b)           c/o RFA Management Company, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(c)           A Georgia limited liability company.

(d)           None.

(e)           None.

8.           (a)           RFT Investment Company, LLC is a reporting person filing this statement.

(b)           c/o RFA Management Company, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited liability company.

(d)           None.

(e)           None.

Item 3.                      Source and Amount of Funds or Other Consideration

See Schedule 13D.  All transactions below have been adjusted, as applicable, to reflect the stock splits listed on the cover page.

On January 28, 2014 Randall Rollins received a grant of 56,250 shares, of restricted stock under the Company’s Stock Incentive Plan. In addition, in connection with the restricted stock grant, Randall Rollins surrendered a total of 10,821 shares to the Company to satisfy tax withholding obligations.

On July 14, 2014, a corporate fiduciary in which Randall Rollins and Gary Rollins maintain a role became the trustee of a trust which has voting and disposition control of 676,478 shares.  The beneficiaries of the trust include Gary Rollins and members of Randall Rollins’ family.

On December 5, 2014, RFPS Investments II, L.P. acquired 95,703 shares at an average price of $12.6298 per share in open market purchases.

On December 8, 2014, RFPS Investments II, L.P. acquired 354,297 shares at an average price of $11.9988 per share in open market purchases.

On December 9, 2014, RFPS Investments II, L.P. acquired 215,400 shares at an average price of $12.3612 per share in open market purchases.

On December 10, 2014, RFPS Investments II, L.P. acquired 369,600 shares at an average price of $12.1257 per share in open market purchases.

Item 4.                      Purpose of Transaction

See 13D and Item 3 above. The shares were acquired for investment purposes.  The reporting persons currently intend to hold the shares for investment. The open market transactions complied with Rule 10b-18 of the Securities and Exchange Commission.

(a)  The reporting persons may make additional open market purchases from time to time.  These purchases may be made through entities controlled by the reporting persons, including the other reporting persons in this 13D.

(b) - (j)                      None.

Item 5.                      Interest in Securities of the Issuer

(a)-(b)           See 13D, and the cover pages to this Amendment.

(c)           See Item 3.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits

(A)           Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

CUSIP No. 749660 10 6

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY II, L.P.
  By:  RFA MANAGEMENT COMPANY, LLC, General Partner
    By:  LOR, INC., Manager

      By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
           Callum Macgregor, Assistant Vice President

RFT INVESTMENT COMPANY, LLC
  By:  LOR, INC., Manager

   By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
Callum Macgregor, Assistant Vice President

RFA MANAGEMENT COMPANY, LLC
  By:  LOR, INC., Manager

   By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
         Callum Macgregor, Assistant Vice President

RFPS INVESTMENTS II, L.P.
  By:  LOR INVESTMENT COMPANY, LLC, General Partner
    By:  LOR, INC., Class A Member

     By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
           Callum Macgregor, Assistant Vice President

LOR INVESTMENT COMPANY, LLC
  By:  LOR, INC., Class A Member

   By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
           Callum Macgregor, Assistant Vice President

LOR, INC.

 By:/s/ Callum Macgregor                                           Date:  December 11, 2014
         Callum Macgregor, Assistant Vice President

R. RANDALL ROLLINS

GARY W. ROLLINS

By:/s/ Callum Macgregor                                           Date:  December 11, 2014
           Callum Macgregor, attorney-in fact

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY II, L.P.
  By:  RFA MANAGEMENT COMPANY, LLC, General Partner
    By:  LOR, INC., Manager

     By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
           Callum Macgregor, Assistant Vice President

RFT INVESTMENT COMPANY, LLC
  By:  LOR, INC., Manager

   By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
         Callum Macgregor, Assistant Vice President

RFA MANAGEMENT COMPANY, LLC
  By:  LOR, INC., Manager

   By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
         Callum Macgregor, Assistant Vice President

RFPS INVESTMENTS II, L.P.
  By:  LOR INVESTMENT COMPANY, LLC, General Partner
    By:  LOR, INC., Class A Member

     By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
           Callum Macgregor, Assistant Vice President

LOR INVESTMENT COMPANY, LLC
  By:  LOR, INC., Class A Member

    By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
           Callum Macgregor, Assistant Vice President

LOR, INC.

 By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
         Callum Macgregor, Assistant Vice President

R. RANDALL ROLLINS

GARY W. ROLLINS

By:/s/ Callum Macgregor                                                      Date:  December 11, 2014
        Callum Macgregor, attorney-in fact